Exhibit 99.1
TriplePoint Advisers LLC
2755 Sand Hill Road, Suite 150
Menlo Park, California 94025

November 5, 2025

TriplePoint Venture Growth BDC Corp.
2755 Sand Hill Road, Suite 150
Menlo Park, CA 94025
Attn: Mr. Sajal K. Srivastava

Re:	Waiver of Certain Advisory Fees

Dear Mr. Srivastava:

Reference is hereby made to (1) the Investment Advisory Agreement (the “Investment Advisory Agreement”), dated February 18, 2014, by and between TriplePoint Venture Growth BDC Corp. (the “Company”) and TriplePoint Advisers LLC (f/k/a TPVG Advisers LLC) (the “Adviser”), and (2) the amended fee waiver letter, dated August 6, 2025, from the Adviser to the Company (the “Original Fee Waiver Letter”). Effective immediately, the Adviser desires to amend and restate the Original Fee Waiver Letter in its entirely as set forth below. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Investment Advisory Agreement.

As of and beginning with the quarter ending March 31, 2025, until and including the quarter ending December 31, 2026, the Adviser has agreed to waive, in full, any and all of the investment income component of the Incentive Fee payable for a quarter by the Company to the Adviser under the Investment Advisory Agreement.

No portion of the investment income component of the Incentive Fee waived by the Adviser shall be subject to recoupment by the Adviser.

Sincerely yours,

TriplePoint Advisers LLC

By: /s/ James P. Labe
Name: James P. Labe
Title: Chief Executive Officer